Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION

OF FUBOTV INC.

FuboTV Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: That the Board of Directors of the Corporation duly adopted resolutions recommending and declaring advisable that the Certificate of Incorporation of the Corporation (as amended, the “Certificate of Incorporation”) be further amended and that such amendment be submitted to the stockholders of the Corporation for their consideration, as follows:

RESOLVED, that Article VII, Section 7.05 of the Certificate of Incorporation, be amended and restated in its entirety to read as follows:

“Removals and Resignations of Directors. Subject to the rights of the holders of any class or series of Preferred Stock then outstanding, and notwithstanding any other provision of this Certificate of Incorporation, any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of capital stock of the Corporation then generally entitled to vote in the election of directors, voting together as a single class. Any director may resign at any time upon written notice to the Corporation in accordance with the Bylaws.”

SECOND: That the stockholders of the Corporation duly approved such amendment at an annual meeting of the stockholders of the Corporation.

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer on this 28th day of July, 2026.

FUBOTV INC.

By:	/s/ Alisa Bowen
Alisa Bowen
Chief Executive Officer